Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - May 2019

Mumbai, June 4, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic Sales & Export for May 2019

Category	Vehicle Model	Production		Domestic Sales		Exports
		MAY 2018	MAY 2019	MAY 2018	MAY 2019	MAY 2018	MAY 2019
Micro	NANO	11	0	20	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	11414	5341	11496	4162	9	32
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	5244	4280	4855	4506	70	57
UV2	SAFARI, HARRIER	558	2894	304	1931	0	0
UV3	ARIA, HEXA	1051	350	814	301	0	0
V1	MAGIC EXPRESS	0	1651	0	1401	0	0
V2	ACE MAGIC, MAGIC IRIS	378	323	1713	136	47	39
N1- A1	ACE, ACE EX, ACE Zip	12923	12079	11517	8342	338	165
N1- A2	Super ACE, TATA207, XENON, Winger DV	3498	5271	4050	4353	1046	268
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	80	524	98	39	0	2
M2- A2	Winger 14 seats, SFC407, CityRide	349	438	383	835	7	18
N2- A1	SFC407, LPT407	890	840	1524	1446	53	47
N2- A2	SFC709, LPT709	1096	1238	388	425	174	139
N2- A3	LPT9109	866	610	1063	1183	172	46

Category	Vehicle Model	Production		Domestic Sales		Exports
		MAY 2018	MAY 2019	MAY 2018	MAY 2019	MAY 2018	MAY 2019
N2- A4	LPT1109	662	838	1131	989	319	57
M3- A2	LP709, SFC410, LP410	1368	1452	1323	1243	200	27
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	652	843	830	930	45	39
M3- C2	LPO1512, LPO1612, Starbus, Divo	505	553	362	324	200	105
N3- A1	LPT1613, LPK1616, SK1613	3466	3187	1414	1525	743	338
N3- B1(a)	LPT2518, LPK2518	2759	3229	3188	2859	96	166
N3- B1(b)	LPT3118	6457	4497	4794	2279	0	4
N3- B2(b)	LPS3518. LPS3015, LPS3516	266	200	248	108	17	12
N3- B2(d)	LPS4018, LPS4023	1649	425	1404	479	160	1
N3- B2(e)	LPS4928	1387	853	1376	433	3	1

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.